SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 4
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                         USG CORPORATION
           -------------------------------------------
                        (Name of Issuer)


                  Common Stock ($.10 par value)
                ---------------------------------
                 (Title of Class of Securities)

                            903293405
                    -------------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                     J.R. Simplot Foundation
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
             ---------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        November 22, 1999
              -------------------------------------
                  (Date of event which requires
                    filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-
1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power             5,545,100
Shares
Beneficially        8)   Shared Voting Power             100,000
Owned
by Each             9)   Sole Dispositive Power        5,545,100
Reporting
Person With:        10)  Shared Dispositive Power        100,000


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,645,100 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     11.418%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot Foundation

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power               100,000
Shares
Beneficially        8)   Shared Voting Power
Owned
by Each             9)   Sole Dispositive Power          100,000
Reporting
Person With:        10)  Shared Dispositive Power

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Don J. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power               113,900
Shares
Beneficially        8)   Shared Voting Power             100,000
Owned
by Each             9)   Sole Dispositive Power          113,900
Reporting
Person With:        10)  Shared Dispositive Power        100,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     213,900 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Scott R. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                   0
Shares
Beneficially        8)   Shared Voting Power           100,000
Owned
by Each             9)   Sole Dispositive Power              0
Reporting
Person With:        10)  Shared Dispositive Power      100,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     0.2%

14)  Type of Reporting Person

     IN

     The class of securities to which this Statement relates is the common stock, par value $.10 per share (the "Stock"), of USG Corporation (the "Issuer"), whose address is 125 S. Franklin Street, Chicago, Illinois 60606. This Amendment No. 4 amends the
Schedule 13D originally filed on December 28, 1998 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on January 26, 1999, and as further amended by Amendment No. 2 to Schedule 13D filed on April 9, 1999, and as further amended by Amendment No. 3 to Schedule 13D filed on November 12, 1999. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report additional purchases of Stock by the Trust.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------------------------------------------------------------

     The Trust purchased the shares of Stock reported in Item 5 with personal funds of the Trust and with funds provided pursuant to customary margin arrangements between the Trust and Merrill
Lynch.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------

     (a - b) As of November 23, 1999, the Trust owned 5,545,100 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     As of November 23, 1999, the Foundation owned 100,000 shares. Mr. Simplot shares with the other directors of the Foundation the power to vote and dispose of the shares of Stock held by the Foundation. One of the directors, Don J. Simplot, owns 113,900 shares of Stock in a separate account controlled solely by him.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended September 30, 1999 (the "10-Q"), the shares owned by the Trust and the Foundation constitute approximately 11.418% of the 49,440,579 shares of Stock outstanding, as reported in the 10-Q.

     (c) During the 60 days prior to and including November 23, 1999, the Trust acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


     Purchase            No. of         Price per Share
       Date              Shares         (including commissions)
     --------            -------        -----------------------

     11/2/99             41,000         $48.605
     11/3/99             81,000         49.437
     11/17/99            69,100         50.392
     11/18/99            205,600        51.448
     11/19/99            161,100        51.269
     11/22/99            126,200        51.889
     11/23/99            23,800         51.984


     (d - e)  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                              J.R. Simplot Self-Declaration of
                              Revocable Trust



                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, as Trustee

Date:  December 2, 1999

                              J.R. Simplot Foundation



                              By   //s// Ronald N. Graves
                              -----------------------------------
                                   Ronald N. Graves, Secretary

Date:  December 2, 1999
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